UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTICE TO THE MARKET

COMMUNIQUÉ – EMBRAER 190 ACCIDENT IN CHINA

São José dos Campos, August 24, 2010 – Embraer extends its profound condolences and wishes for recovery to the families and friends of those lost or injured in the accident of Henan Airlines’ EMBRAER 190, on flight VD 8387, while landing at Yichun airport, in China, today, at approximately 10:00 p.m., local time.

Embraer has made a team of specialists available, and they are already on their way to the site, to support Chinese authorities in the accident investigation.

For further information, please contact:

Phone: +55-12-3927-4404

Fax: +55-12-3922-6070

E-mail: investor.relations@embraer.com.br

Address: Av. Brigadeiro Faria Lima, 2170. Putim. São José dos Campos – SP. CEP 12.227-901. Brazil.

Contacts:

André Gaia – Head of Investor Relations

Juliana Villarinho Nascimento Kassiadis – Investor Relations

Paulo Ferreira – Investor Relations

Caio Pinez – Investor Relations

Cláudio Massuda – Investor Relations

Luciano Froes – Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2010

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: CFO